Exhibit 99.1

Crescent Point Announces Q2 2023 Results

CALGARY, AB, July 26, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended June 30, 2023.

KEY HIGHLIGHTS

  Closed the strategic acquisition of Alberta Montney assets, adding 600 premium locations and enhancing excess cash flow profile.
  Maintained 2023 production and capital expenditures guidance despite recent wildfires, highlighting operational outperformance.
  Generated $278 million of excess cash flow in second quarter, supporting debt reduction and return of capital to shareholders.
  Returned $167 million, or 60 percent of excess cash flow, to shareholders during the quarter.
  Repurchased 16.5 million shares year-to-date, including 9.7 million shares during the quarter.
  Continue to achieve strong results in Alberta Montney, which recently included four of the top five producing wells in the WCSB.
  Released fifth annual Sustainability Report, highlighting record safety scores and continued progress on environmental targets.

"Our second quarter and year-to-date results demonstrate our strategic approach to building our asset portfolio and generating long-term returns for shareholders", said Craig Bryksa, President and CEO of Crescent Point. "Through our recent Alberta Montney acquisition, we have bolstered our portfolio of high-return, scalable drilling locations while enhancing our per-share metrics and return of capital profile. This acquisition also provides us with the opportunity to create additional value for shareholders over time through productivity enhancements, cost efficiencies and reserves growth."

FINANCIAL HIGHLIGHTS

  Adjusted funds flow totaled $552.6 million during second quarter 2023, or $1.01 per share diluted, driven by a strong operating netback of $41.02 per boe.
  Development capital expenditures for the quarter, which included drilling and development, facilities and seismic costs, totaled $230.1 million.
  Crescent Point's net debt as at June 30, 2023 totaled approximately $3.0 billion, or less than 1.4 times adjusted funds flow. The Company's net debt includes cash consideration of $1.7 billion paid for the acquisition of Alberta Montney assets, which closed on May 10, 2023.
  During second quarter, Crescent Point repaid senior note maturities totaling $445 million. The Company's next senior note maturities, totaling $316 million, do not occur until second quarter 2024.
  Crescent Point currently has over 20 percent of its oil and liquids production hedged for the second half of 2023, net of royalty interest. The Company has also hedged approximately 15 percent of its natural gas production for the second half of the year, with hedges extending to the end of 2024. Crescent Point will continue to layer on additional protection in the context of market conditions.
  Net income for the quarter totaled $212.3 million, or $0.39 per share diluted.

RETURN OF CAPITAL HIGHLIGHTS

  Crescent Point's total return of capital to shareholders in second quarter 2023, including the base dividend, was $166.7 million, or 60 percent of its excess cash flow. In the first half of 2023, the Company returned a total of approximately $270 million.
  Share repurchases continue to account for the largest allocation within Crescent Point's return of capital framework. During second quarter, the Company repurchased 9.7 million shares for $93.1 million. Subsequent to the quarter, Crescent Point repurchased an additional 1.7 million shares for $16.0 million for a total of 16.5 million shares year-to-date.
  The Company's Board of Directors ("Board") has declared a special cash dividend, based on second quarter 2023 results, of $0.035 per share payable on August 15, 2023, to shareholders of record as of the close of business on August 8, 2023.
  Subsequent to the quarter, the Board also declared a quarterly cash base dividend of $0.10 per share payable on October 2, 2023, to shareholders of record on September 15, 2023.

OPERATIONAL HIGHLIGHTS

  Average production in second quarter 2023 was 155,031 boe/d (78% oil and liquids), which included the impact of approximately 7,000 boe/d of downtime in the Kaybob Duvernay related to the recent Alberta wildfires. Due to the Company's strong operational execution and production outperformance from its Kaybob Duvernay asset in the first half of the year, Crescent Point was able to maintain its annual average production guidance with its capital expenditures budget remaining unchanged.
  During late 2022 and in the first half of 2023, Crescent Point brought on stream 13 wells across three multi-well pads in the Kaybob Duvernay. These wells achieved significant 30-day initial production ("IP30") rates averaging approximately 1,150 boe/d per well (58% condensate, 13% NGLs) and continue to outperform type wells in the area with recent 90-day initial production ("IP90") rates averaging approximately 1,100 boe/d per well (54% condensate, 14% NGLs). Crescent Point plans to drill 15 wells in the Kaybob Duvernay during the second half of 2023, adding a second rig in fourth quarter to further accelerate the development of its inventory.
  In second quarter 2023, three multi-well pads with a total of 11 wells were brought on stream in the Alberta Montney, delivering strong IP30 rates averaging approximately 1,050 boe/d per well (69% light crude oil, 5% NGLs). These wells continue to trend higher post initial cleanup and are currently averaging approximately 1,300 boe/d (57% light crude oil, 8% NGLs). During the month of May, Crescent Point's Montney results included four of the top five oil and liquids producing wells in the Western Canadian Sedimentary Basin ("WCSB").
  The Company's highest producing wells in the Alberta Montney were in its Gold Creek West area, which came on stream during the month of June, achieving IP30 rates of approximately 1,500 boe/d (76% light crude oil, 3% NGLs). These wells are currently averaging approximately 1,600 boe/d (72% light crude oil, 4% NGLs), similar to a recent Company well in the same area which generated an IP30 and IP90 rate of approximately 1,900 boe/d (86% light crude oil, 2% NGLs). Crescent Point remains on track to drill 15 wells in the play in 2023 based on a one rig program, with the potential to add a second rig over time.
  During the quarter, the Company released its 2023 Annual Sustainability Report highlighting Crescent Point's strong performance and strategic approach in managing its environmental, social and governance ("ESG") initiatives. The Company achieved its safest year on record in 2022, demonstrating Crescent Point's strong safety culture and active engagement with staff and contractors. Over the past five years, the Company has significantly improved its environmental profile, including by reducing both its Scope 1 emissions intensity and asset retirement liabilities by approximately 50 percent. Crescent Point continues to progress toward each of its environmental targets which are centered around further reductions in emissions, freshwater use and inactive well inventory across its land base.

OUTLOOK

Crescent Point continues to execute operationally and remains on track to meet its 2023 annual average production guidance of 160,000 to 166,000 boe/d with development capital expenditures expected to be in-line with its budget of $1.15 to $1.25 billion.

In the second half of 2023, Crescent Point's production is expected to average approximately 179,000 boe/d, reflecting the recent Alberta Montney acquisition and continued momentum in the Kaybob Duvernay. This strong second half outlook is expected to generate over $1.0 billion of excess cash flow on an annualized basis at US$75/bbl WTI.

Crescent Point plans to return approximately 60 percent of its excess cash flow to shareholders, including its base dividend, with the  balance directed toward debt reduction. The Company expects to exit the year with a leverage ratio of approximately 1.0 times adjusted funds flow, at US$75/bbl WTI, and will continue to evaluate asset dispositions to further reinforce its financial position.

Crescent Point is in the initial stages of its annual budgeting process and plans to provide a preliminary 2024 outlook along with an updated five-year plan this fall. The Company's capital allocation decisions remain driven by risk-adjusted returns with a continued focus on disciplined growth and generating excess cash flow. The Kaybob Duvernay and Alberta Montney assets, which rank in the top quartile in the Company's portfolio, are expected to garner a growing proportion of capital in future years, alongside continued investment in decline mitigation programs throughout Saskatchewan to further enhance Crescent Point's excess cash flow profile.

The Company's strategy is centered around creating sustainable long-term returns for shareholders through a combination of per share growth, return of capital and balance sheet strength.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Wednesday, July 26, 2023 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online. To join the call without operator assistance, participants may register online by entering their phone number to receive an instant automated call back. Alternatively, the conference call can be accessed with operated assistance by dialing 1-888-390-0605. Participants will be able to take part in a question and answer session following management's opening remarks through both the webcast dashboard and the conference line.

The webcast will be archived for replay and can be accessed online at Crescent Point's conference calls and webcasts page. The replay will be available shortly after the completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2023 GUIDANCE

Total Annual Average Production (boe/d) (1)	160,000 - 166,000

Capital Expenditures
Development capital expenditures ($ millions)	$1,150 - $1,250
Capitalized administration ($ millions)	$40
Total ($ millions) (2)	$1,190 - $1,290

Other Information for 2023 Guidance
Reclamation activities ($ millions) (3)	$40
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$13.75 - $14.75
Royalties	13.25% - 13.75%

1)	Total annual average production (boe/d) is comprised of approximately 75% Oil, Condensate & NGLs and 25% Natural Gas
2)	Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic
3)	Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend
Current quarterly base dividend per share	$0.10
Total Return of Capital (1)
% of excess cash flow	~60%

1)	Total return of capital is based on a framework that targets to return to shareholders the base dividend plus up to 50% of discretionary excess cash flow

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended June 30, 2023, will be available on the System for Electronic Document Analysis and Retrieval + ("SEDAR+") at www.sedarplus.com, on EDGAR at www.sec.gov/edgar and on Crescent Point's website at www.crescentpointenergy.com

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(Cdn$ millions except per share and per boe amounts)	2023	2022	2023	2022
Financial
Cash flow from operating activities	462.1	529.6	935.5	955.7
Adjusted funds flow from operations (1)	552.6	599.1	1,077.5	1,133.1
Per share (1) (2)	1.01	1.04	1.96	1.96
Net income	212.3	331.5	429.0	1,515.1
Per share (2)	0.39	0.58	0.78	2.62
Adjusted net earnings from operations (1)	205.4	272.1	424.3	513.0
Per share (1) (2)	0.38	0.47	0.77	0.89
Dividends declared	54.8	37.1	71.9	36.9
Per share (2)	0.100	0.065	0.132	0.065
Net debt (1)	3,000.7	1,467.9	3,000.7	1,467.9
Net debt to adjusted funds flow from operations (1) (3)	1.4	0.7	1.4	0.7
Weighted average shares outstanding
Basic	543.0	571.4	545.9	574.2
Diluted	545.3	575.9	549.0	579.2
Operating
Average daily production
Crude oil and condensate (bbls/d)	101,347	91,250	97,045	92,106
NGLs (bbls/d)	18,911	16,139	18,443	16,586
Natural gas (mcf/d)	208,640	130,724	190,268	133,679
Total (boe/d)	155,031	129,176	147,199	130,972
Average selling prices (4)
Crude oil and condensate ($/bbl)	92.26	134.50	93.18	124.04
NGLs ($/bbl)	26.45	50.57	32.16	49.17
Natural gas ($/mcf)	2.81	8.02	3.46	6.77
Total ($/boe)	67.31	109.44	69.93	100.36
Netback ($/boe)
Oil and gas sales	67.31	109.44	69.93	100.36
Royalties	(8.79)	(14.69)	(9.33)	(13.46)
Operating expenses	(14.40)	(15.36)	(14.85)	(14.73)
Transportation expenses	(3.10)	(2.82)	(2.97)	(2.78)
Operating netback (1)	41.02	76.57	42.78	69.39
Realized gain (loss) on commodity derivatives	1.79	(22.17)	0.67	(17.97)
Other (5)	(3.64)	(3.43)	(3.01)	(3.62)
Adjusted funds flow from operations netback (1)	39.17	50.97	40.44	47.80
Capital Expenditures
Capital acquisitions (6)	1,702.7	0.3	2,074.7	1.2
Capital dispositions (6)	(8.4)	(37.8)	(11.0)	(40.7)
Development capital expenditures
Drilling and development	212.2	182.8	492.7	371.0
Facilities and seismic	17.9	14.1	51.6	30.2
Total	230.1	196.9	544.3	401.2
Land expenditures	7.1	3.6	8.4	9.3

(1)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information.
(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)	Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4)	The average selling prices reported are before realized derivatives and transportation.
(5)	Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6)	Capital acquisitions and dispositions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Specified Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow" (equivalent to "adjusted funds flow from operations"), "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "total return of capital", "excess cash flow", "discretionary excess cash flow", "base dividends", "net debt", "net debt to adjusted funds flow" (equivalent to "net debt to adjusted funds flow from operations" and "leverage ratio"), "total operating netback", "total netback", "operating netback", "netback", "adjusted funds flow from operations netback" and "adjusted working capital (surplus) deficiency". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended June 30, 2023, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

Adjusted funds flow from operations netback is a non-GAAP financial ratio and is calculated as adjusted funds flow from operations divided by total production. Adjusted funds flow from operations netback is a common metric used in the oil and gas industry and is used to measure operating results on a per boe basis.

The following table reconciles oil and gas sales to total operating netback, total netback and adjusted funds flow from operations netback:

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022	% Change	2023	2022	% Change
Oil and gas sales	949.6	1,286.5	(26)	1,863.2	2,379.2	(22)
Royalties	(124.0)	(172.7)	(28)	(248.5)	(319.1)	(22)
Operating expenses	(203.2)	(180.5)	13	(395.6)	(349.2)	13
Transportation expenses	(43.7)	(33.2)	32	(79.2)	(65.8)	20
Total operating netback	578.7	900.1	(36)	1,139.9	1,645.1	(31)
Realized gain (loss) on commodity derivatives	25.3	(260.6)	(110)	17.9	(426.0)	(104)
Total netback	604.0	639.5	(6)	1,157.8	1,219.1	(5)
Other (1)	(51.4)	(40.4)	27	(80.3)	(86.0)	(7)
Total adjusted funds flow from operations netback	552.6	599.1	(8)	1,077.5	1,133.1	(5)

(1)	Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

The following table reconciles dividends declared to base dividends:

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022	% Change	2023	2022	% Change
Dividends declared (1)	54.8	37.1	48	71.9	36.9	95
Dividend timing adjustment (2)	—	—	—	55.1	26.1	111
Special dividends	—	—	—	(17.5)	—	—
Base dividends	54.8	37.1	48	109.5	63.0	74

(1)	Includes the impact of shares repurchased for cancellation under the NCIB on dividends payable.
(2)	Dividends declared where the declaration date and record date are in different periods.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations, excess cash flow and discretionary excess cash flow:

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022 (1)	% Change	2023	2022 (1)	% Change
Cash flow from operating activities	462.1	529.6	(13)	935.5	955.7	(2)
Changes in non-cash working capital	70.0	64.7	8	109.8	166.1	(34)
Transaction costs	14.6	0.3	4,767	16.4	0.4	4,000
Decommissioning expenditures (2)	5.9	4.5	31	15.8	10.9	45
Adjusted funds flow from operations	552.6	599.1	(8)	1,077.5	1,133.1	(5)
Capital expenditures	(249.1)	(211.5)	18	(576.5)	(438.3)	32
Payments on lease liability	(5.3)	(5.1)	4	(10.6)	(10.2)	4
Decommissioning expenditures	(5.9)	(4.5)	31	(15.8)	(10.9)	45
Unrealized gain (loss) on equity derivative contracts	(2.5)	0.4	(725)	(30.0)	(5.8)	417
Other items	(12.0)	(0.6)	1,900	(13.4)	(0.8)	1,575
Excess cash flow	277.8	377.8	(26)	431.2	667.1	(35)
Base dividends	(54.8)	(37.1)	48	(109.5)	(63.0)	74
Discretionary excess cash flow	223.0	340.7	(35)	321.7	604.1	(47)

(1)	Comparative period revised to reflect current period presentation.
(2)	Excludes amounts received from government grant programs.

Adjusted funds flow from operations per share - diluted is a supplementary financial measure and is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding.

The following table reconciles adjusted working capital (surplus) deficiency:

($ millions)	June 30, 2023	December 31, 2022	% Change
Accounts payable and accrued liabilities	440.8	448.2	(2)
Dividends payable	54.2	99.4	(45)
Long-term compensation liability (1)	52.6	59.2	(11)
Cash	(14.0)	(289.9)	(95)
Accounts receivable	(375.1)	(327.8)	14
Prepaids and deposits (2)	(76.0)	(84.2)	(10)
Adjusted working capital (surplus) deficiency	82.5	(95.1)	(187)

(1)	Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2)	Includes deposit on acquisition.

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2023	December 31, 2022	% Change
Long-term debt (1)	2,981.9	1,441.5	107
Adjusted working capital (surplus) deficiency	82.5	(95.1)	(187)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(63.7)	(191.7)	(67)
Net debt	3,000.7	1,154.7	160

(1)	Includes current portion of long-term debt.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2023	2022	% Change	2023	2022	% Change
Net income	212.3	331.5	(36)	429.0	1,515.1	(72)
Amortization of E&E undeveloped land	5.3	4.6	15	7.9	11.2	(29)
Impairment reversal	—	—	—	—	(1,484.9)	(100)
Unrealized derivative (gains) losses	116.2	(81.0)	(243)	120.1	232.2	(48)
Unrealized foreign exchange gain on translation of US dollar long-term debt (1)	(128.5)	(13.8)	831	(129.1)	(33.1)	290
Net (gain) loss on capital dispositions	(2.1)	0.1	(2,200)	(4.1)	(2.8)	46
Deferred tax adjustments	2.2	30.7	(93)	0.5	275.3	(100)
Adjusted net earnings from operations	205.4	272.1	(25)	424.3	513.0	(17)

(1)	Added back to adjusted net earnings as the majority of US dollar denominated long-term debt is hedged.

Total return of capital is a supplementary financial measure and is comprised of base dividends, special dividends and share repurchases, adjusted for the timing of special dividend payments.

Excess cash flow forecasted for 2023 is a forward-looking non-GAAP measure and is calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the period ended June 30, 2023.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: benefits of the strategic acquisition of Alberta Montney assets, including but not limited to the opportunity to create additional value for shareholders over time through productivity enhancements, cost efficiencies and reserves growth; strategic approach to building asset portfolio and generating long-term returns for shareholders; extent of hedges and plans to layer on additional protection in the context of market conditions; plans to drill 15 wells in the Kaybob Duvernay during the second half of 2023 and adding a second rig in fourth quarter to further accelerate the development of inventory; Crescent Point's 2023 Montney program includes drilling 15 wells based on a one rig program, with the potential to add a second rig over time; Company continues to progress toward each of its environmental targets which are centered around further reductions in emissions, freshwater use and inactive well inventory across its land base; 2023 guidance including: expected total annual average production, oil and liquids weighting, capital expenditures (including development capital expenditures and capitalized administration) and other information for 2023 guidance including reclamation activities, capital lease payments, annual operations expenses and royalties; and the Company's return of capital outlook, including base dividend and additional returns of capital (% of excess cash flow); target to return to shareholders the base dividend plus up to 50% of discretionary excess cash flow; second half of 2023 production expected to average approximately 179,000 boe/d and is expected to generate over $1.0 billion of excess cash flow on an annualized basis at US$75/bbl WTI; plans to return approximately 60 percent of excess cash flow to shareholders, including base dividend, with the  balance directed toward additional debt reduction; exiting the year with a leverage ratio of approximately 1.0 times adjusted funds flow, at US$75/bbl WTI, and continuing to evaluate asset dispositions to further reinforce its financial position; plans to provide a preliminary 2024 outlook along with an updated five-year plan this fall; the Company's capital allocation decisions remain driven by risk-adjusted returns with a continued focus on disciplined growth and excess cash flow; the Kaybob Duvernay and Alberta Montney assets are expected to garner a growing proportion of capital in future years, alongside continued investment in decline mitigation programs throughout Saskatchewan to further enhance Crescent Point's excess cash flow profile; and the Company's strategy is centered around creating sustainable long-term returns for shareholders through a combination of per share growth, return of capital and balance sheet strength.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2022. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2022 and material change reported dated April 6, 2023, which is accessible at www.sedarplus.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2022 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2022, and for the quarter ended June 30, 2023, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended June 30, 2023, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Crescent Point's 2023 guidance (full-year and half-year) in respect of capital expenditures and average annual production and 2023 expectations, which are based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's aggregate average production for the three months ended June 30, 2023 and June 30, 2022 and the references to "natural gas" and "crude oil", reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Light & Medium Crude Oil (bbl/d)	13,190	15,752	13,035	15,559
Heavy Crude Oil (bbl/d)	3,857	4,103	3,933	4,069
Tight Oil (bbl/d)	63,812	53,521	58,528	54,672
Total Crude Oil (bbl/d)	80,859	73,376	75,496	74,300

NGLs (bbl/d)	39,399	34,013	39,992	34,392

Shale Gas (mcf/d)	199,781	119,924	180,726	123,254
Conventional Natural Gas (mcf/d)	8,859	10,800	9,542	10,425
Total Natural Gas (mcf/d)	208,640	130,724	190,268	133,679

Total (boe/d)	155,031	129,176	147,199	130,972

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release discloses approximately 600 net drilling locations associated with the Alberta Montney assets, of which 163 are booked as proved plus probable and 437 are not booked at year-end 2022, including 45 booked wells in Gold Creek West, 80 Gold Creek East, and 38 booked in Karr.

The Company's ability to drill and develop unbooked locations and the drilling locations on which the Company actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes.  As a result of these uncertainties, there can be no assurance that the potential future drilling locations that the Company has identified will ever be drilled and, if drilled, that such locations will result in additional crude oil, natural gas or NGLs produced. As such, the Company's actual drilling activities may differ materially from those presently identified, which could adversely affect the company's business.

This press release contains metrics commonly used in the oil and natural gas industry, including "netback". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company's performance over time; however, such measures are not reliable indicators of the Company's future performance, which may not compare to the Company's performance in previous periods, and therefore should not be unduly relied upon. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Initial production is for a limited time frame only (30 or 90 days) and may not be indicative of future performance.

Product types associated with well IP30 and IP90 rates are as follows:

The IP30 rate averaging approximately 1,150 boe/d per well from 13 wells across three multi-well pads in the Kaybob Duvernay consisted of 58% condensate, 13% NGLs and 29% shale gas. The recent IP90 rates for the same wells that averaged approximately 1,100 boe/d per well consisted of 54% condensate, 14% NGLs and 32% shale gas.

The IP30 rate of three multi-well pads, in second quarter 2023, with a total of 11 wells brought on stream in the Alberta Montney play, that averaged approximately 1,050 boe/d per well consisted of 69% light crude oil, 5% NGLs, and 26% shale gas. The current production from these same multi-well pads averaging approximately 1,300 boe/d consists of 57% light crude oil, 8% NGLs and 35% shale gas.

The IP30 rates of the Company's highest producing wells in its Gold Creek West area, which achieved approximately 1,500 boe/d, consisted of 76% light crude oil, 3% NGLs and 21% shale gas and consisted of 72% light crude oil, 4% NGLs and 24% shale gas with respect to current production, averaging approximately 1,600 boe/d. Recent well results in the same area, which generated an IP30 and IP90 rate of approximately 1,900 boe/d consisted of 86% light crude oil, 2% NGLs and 12% shale gas.

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and/or separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com
Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures. Excess cash flow, adjusted funds flow, net debt, total return of capital, leverage ratio and operating netback are specified financial measures - refer to the Specified Financial Measures section in this press release for further information. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures and Forward-Looking Statements sections of this press release. Further information breaking down the production information contained in this press release by product type can be found in the Product Type Production Information section.

View original content:https://www.prnewswire.com/news-releases/crescent-point-announces-q2-2023-results-301885740.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2023/26/c7718.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:30e 26-JUL-23